Filed Pursuant to Rule 433
Registration No. 333-253385
July 6, 2021
FREE WRITING PROSPECTUS
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021,
and Stock-Linked Underlying Supplement dated February 23, 2021)

HSBC

Structured Investments

HSBC USA Inc.
$
Autocallable Return Notes Linked to the Least Performing of the Common Stock of Salesforce.com, inc., the Common Stock of Facebook, Inc., the Common stock of Capital One Financial Corporation and the Common Stock of Morgan Stanley, due July 10, 2026 (the "Notes")

General

- Terms used in this free writing prospectus are described or defined herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing July 10, 2026.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- Any payments on the Notes are subject to the Issuer's credit risk.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The Common Stock of Salesforce.com, inc. (Bloomberg symbol: CRM) ("CRM"), the Common Stock of Facebook, Inc. (Bloomberg symbol: FB) ("FB"), the Common Stock of Capital One Financial Corporation (Bloomberg symbol: COF) ("COF") and the Common Stock of Morgan Stanley (Bloomberg symbol: MS) ("MS") (each, an "Underlying" and together, the "Underlyings")
Reference Asset Issuers:	Salesforce.com, inc. Facebook, Inc., Capital One Financial Corporation and Morgan Stanley.
Principal Amount:	$1,000 per Note.
Trade Date:	July 7, 2021
Pricing Date:	July 6, 2021
Original Issue Date:	July 9, 2021
Final Valuation Date:	July 7, 2026, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement
Averaging Dates:	June 30, 2026, July 1, 2026, July 2, 2026, July 6, 2026 and July 7, 2026 (the "Final Valuation Date"), subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement
Maturity Date:	3 business days after the Final Valuation Date, and expected to be July 10, 2026. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Automatic Call Feature:	The Notes will be automatically called if the Official Closing Price of each Underlying on any Observation Date is equal to or greater than its Initial Price or if the Final Price of the Least Performing Underlying is equal to or greater than its Trigger Price. If the Notes are called, HSBC will pay you on the applicable Call Payment Date a cash payment per Note equal to your Principal Amount plus the applicable Call Premium. No further amounts will be owed to you under the Notes.
Observation Dates:	July 19, 2022, July 5, 2023, July 5, 2024, July 7, 2025 and July 7, 2026, subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Call Payment Dates:	With respect to each Observation Date, three business days following the applicable Observation Date. The final Call Premium, if payable, will be paid on the Maturity Date. The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Premiums:	

Expected Observation Dates / Averaging Dates*	Expected Call Payment Dates	Expected Call Premium
July 19, 2022	July 22, 2022	$156.50
July 5, 2023	July 10, 2023	$313.00
July 5, 2024	July 10, 2024	$469.50
July 7, 2025	July 10, 2025	$626.00
June 30, 2026, July 1, 2026, July 2, 2026, July 6, 2026 and July 7, 2026 (the Final Valuation Date)	July 10, 2026 (the Maturity Date)	$782.50

*Each Observation Date and the Averaging Dates are subject to postponement as described in the accompanying Stock-Linked Underlying Supplement.

Payment at Maturity:	**If the Notes are not called prior to maturity, you will receive a payment on the Maturity Date calculated as follows**: **If the Final Price of the Least Performing Underlying is equal to or greater than its Trigger Price**, HSBC will pay you: $1,000 + applicable Call Premium. **If the Final Price of the Least Performing Underlying is less than its Trigger Price**, HSBC will pay you: $1,000 + ($1,000 × Reference Return of the Least Performing Underlying). ***In this case, you will have a loss of principal that is proportionate to the decline in the Final Price of the Least Performing Underlying from its Initial Price and you will lose some or all of your initial investment.***
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	For each Underlying: $\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Trigger Price:	$ for CRM, $ for FB, $ for COF and $ for MS, each of which is 60.00% of its Initial Price.
Initial Price:	$ for CRM, $ for FB, $ for COF and $ for MS, each of which was its Official Closing Price on the Pricing Date.
Final Price:	For each Underlying, the arithmetic average of its Official Closing Price on each of the Averaging Dates, as determined by the Calculation Agent.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	HSBC USA Inc. or one of its affiliates.
CUSIP/ISIN:	40439JFX8 / US40439JFX81
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 12 of this free writing prospectus.

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $850.00 and $950.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 4 of this document for additional information.

	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$7.50	$992.50
Total	$	$	$

(1) Certain fiduciary accounts purchasing the Notes will pay a purchase price of $992.50 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
July [●], 2021

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the Stock-Linked Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:
- The Stock-Linked Underlying Supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026622/tm217170d1_424b2.htm
- The prospectus supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm
- The prospectus at:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

Selected Purchase Considerations

- **AUTOMATIC CALL FEATURE —** The Notes will be automatically called if the Official Closing Price of each Underlying on any Observation Date is at or above its Initial Price or if the Final Price of the Least Performing Underlying is at or above its Trigger Price. If the Notes are automatically called, you will receive, on the applicable Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the Call Premium. The Call Premiums are 15.65% of the Principal Amount if called on the first Observation Date, 31.30% of the Principal Amount if called on the second Observation Date, 46.95% of the Principal Amount if called on the third Observation Date, 62.60% of the Principal Amount if called on the fourth Observation Date and 78.25% of the Principal Amount if called at maturity.

Investor Suitability

The Notes may be suitable for you if:

- You believe that the Official Closing Price of each Underlying on at least one of the Observation Dates will be greater than or equal to its Initial Price or that the Final Price of the Least Performing Underlying will be equal to or greater than its Trigger Price.

- You are willing to make an investment that is exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis if its Final Price is less than its Trigger Price.

- You are willing to hold the Notes that will be automatically called on any of the Observation Dates on which the Official Closing Price of each Underlying is at or above its Initial Price.

- You are willing to invest in the Notes based on the fact that your maximum potential return is any Call Premium payable on the Notes.

- You are willing to forgo dividends or other distributions paid on the Underlyings.

- You are willing to hold the Notes to maturity.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You do not seek current income from your investment.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Official Closing Price of at least one Underlying on each Observation Date will be less than its Initial Price and that the Final Price of the Least Performing Underlying will be less than its Trigger Price.

- You are unwilling to make an investment that is exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis if its Final Price is less than its Trigger Price.

- You are unable or unwilling to hold the Notes that will be automatically called on any of the Observation Dates on which the Official Closing Price of each Underlying is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

- You are unwilling to invest in the Notes based on the fact that your maximum potential return is any Call Premium payable on the Notes.

- You prefer to receive dividends or other distributions paid on the Underlyings.

- You prefer an investment that provides upside participation in the Underlyings, as opposed to any Call Premium payable on the Notes.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You seek current income from your investment.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any Underlyings. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Stock-Linked Underlying Supplement and prospectus supplement.

Risks Relating to the Structure or Features of the Notes

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes is linked to the performance of each Underlying, and will depend on whether the Official Closing Price of each Underlying on the Observation Dates is at or above its Initial Price or if the Final Price of the Least Performing Underlying is at or above its Trigger Price. If the Notes are not called, HSBC will pay you the Principal Amount of your Notes plus the applicable Call Premium if the Final Price of the Least Performing Underlying is greater than or equal to its Trigger Price and will only make such payment at maturity. If the Notes are not called and the Final Price of the Least Performing Underlying is less than its Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Price of the Least Performing Underlying from its Initial Price.

- **REINVESTMENT RISK** — If your Notes are automatically called, the term of the Notes may be as short as approximately 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the maturity date. No portion of the fees and commissions described on the cover page will be repaid if the Notes are automatically called.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS THE CALL PREMIUM, IF ANY, REGARDLESS OF ANY APPRECIATION IN THE PRICE OF ANY UNDERLYING** — If the Official Closing Price of each Underlying on any Observation Date is greater than or equal to its Initial Price or if the Final Price of the Least Performing Underlying is greater than or equal to its Trigger Price, the Notes will be called and you will receive the Principal Amount plus the applicable Call Premium, regardless of any appreciation in the prices of the Underlyings, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

- **SINCE THE NOTES ARE LINKED TO THE PERFORMANCE OF EACH UNDERLYING, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE VALUES OF EACH UNDERLYING —** The Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of the other basket components, to the extent of the weightings of those components in the basket. However, in the case of the Notes, the individual performances of each of the Underlyings would not be combined to calculate your return and the depreciation of any Underlying would not be mitigated by the appreciation of the other Underlyings. Instead, your return on the Notes will depend on the value of the Least Performing Underlying.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE PRICES OF THE UNDERLYINGS AT ANY TIME OTHER THAN ON THE OBSERVATION DATES AND THE AVERAGING DATES** — The Final Price of an Underlying will be the arithmetic average of its Official Closing Price on each of the Averaging Dates, subject to postponement for non-trading days and certain market disruption events. Even if the price of an Underlying appreciates during the term of the Notes other than on the Averaging Dates but then decreases on the Averaging Dates to a price that is less than its Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Underlying prior to such decrease. Although the actual price of an Underlying on the Maturity Date or at other times during the term of the Notes may be higher than its Final Price, the Payment at Maturity will be based solely on the Official Closing Prices of the each Underlying on the Averaging Dates. Similarly, whether the Call Premium with respect to an Observation Date is paid will depend on the Official Closing Price of each Underlying on that day.

- **HIGHER CALL PREMIUMS OR LOWER TRIGGER PRICES ARE GENERALLY ASSOCIATED WITH REFERENCE ASSETS WITH GREATER EXPECTED VOLATILITY AND THEREFORE CAN INDICATE A GREATER RISK OF LOSS** — "Volatility" refers to the frequency and magnitude of changes in the price of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the Final Price of such Underlying could close below its Trigger Price, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher call premium payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Trigger Price or a higher Call Premium) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Call Premium may indicate an increased risk of loss. Further, a relatively lower Trigger Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The price of an Underlying could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose some or all of your principal at maturity.

Risks Relating to the Reference Asset

- **WE ARE NOT AFFILIATED WITH THE REFERENCE ASSET ISSUERS** — We are not affiliated with the Reference Asset Issuer. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information about any Underlying contained in this free writing prospectus. You should make your own investigation into the Underlyings and the Reference Asset Issuers. We are not responsible for the Reference Asset Issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE PARTIALLY BASED ON THE SHARES OF A COMPANY OTHER THAN THE UNDERLYINGS** — Following certain corporate events relating to a Reference Asset Issuer where such issuer is not the surviving entity, your Payment at Maturity may be based on the shares of a successor to the respective Reference Asset Issuer or any cash or any other assets distributed to holders of the Underlying in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the "Additional Terms of the Notes—Antidilution and Reorganization" in the accompanying Stock-Linked Underlying Supplement.

General Risk Factors

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE TRADE DATE, IS EXPECTED TO BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE TRADE DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The Calculation Agent will adjust the Official Closing Price, for certain events affecting the shares of an Underlying, such as stock splits and corporate actions which may affect the price of the Underlying. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of an Underlying. If an event occurs that does not require the Calculation Agent to adjust the price of the shares of an Underlying, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the section "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement for additional information.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of an Underlying would have. An investment in the Notes may return less than a hypothetical investment in the Underlyings.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the prices of the Underlyings, and therefore, the market value of the Notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the prices of the Underlyings and the value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **THE HISTORICAL PERFORMANCE OF THE UNDERLYINGS SHOULD NOT BE TAKEN AS AN INDICATION OF THEIR FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the prices of the Underlyings will rise or fall. The Underlyings will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining an Underlying in the manner described herein, and determining the amounts that we are required to pay you on the Notes, or from properly hedging our obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Observation Dates, Averaging Dates, Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

- **UNCERTAIN TAX TREATMENT** — For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of an Underlying on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the actual and expected volatility of the Underlying;
    - the time to maturity of the Notes;
    - the dividend rate on the Underlying;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or the securities markets generally; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the prices of the Underlyings relative to its Initial Price. We cannot predict the Final Price or the Official Closing Price of an Underlying on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of any Underlying. The following scenario analysis and examples illustrate the Payment at Maturity per $1,000.00 Note on a hypothetical offering of the Notes, based on the following assumptions (the actual Initial Price and Trigger Price for the Notes will be determined on the Pricing Date):

Hypothetical Initial Price:	$100.00 for each Underlying
Call Premiums:	15.65% of the Principal Amount if called on the first Observation Date, 31.30% of the Principal Amount if called on the second Observation Date, 46.95% of the Principal Amount if called on the third Observation Date, 62.60% of the Principal Amount if called on the fourth Observation Date and 78.25% of the Principal Amount if called at maturity
Observation Dates:	July 19, 2022, July 5, 2023, July 5, 2024, July 7, 2025 and July 7, 2026
Hypothetical Trigger Price:	$60.00 for each Underlying (which is equal to 60.00% of its hypothetical Initial Price)

Example 1 — The Notes are called on the first Observation Date

Date	Official Closing Price	Payment (per Note)
First Observation Date	CRM: $130.00 (at or above Initial Price) FB: $110.00 (at or above Initial Price) COF: $110.00 (at or above Initial Price) MS: $110.00 (at or above Initial Price)	$1,156.50 (Payment upon an Automatic Call)

Total Payment: $1,156.50 (15.65% return)

Because the Official Closing Price of each Underlying is at or above its Initial Price on the first Observation Date, the Notes are called. HSBC will pay you on the applicable Call Payment Date a total of $1,156.50 per $1,000 Note, reflecting your Principal Amount plus the Call Premium of $156.50. The total return on the Notes would be 15.65%. No further amount will be owed to you under the Notes.

Example 2 — The Notes are called on the Final Valuation Date

Dates	Official Closing Price/Final Price	Payment (per Note)
First Observation Date	CRM: $90.00 (below Initial Price) FB: $100.00 (at or above Initial Price) COF: $100.00 (at or above Initial Price) MS: $100.00 (at or above Initial Price)	N/A
Second Observation Date to Fourth Observation Date	At least one Underlying below Initial Price	N/A
Averaging Dates	CRM: $130.00 (at or above Initial Price) FB: $110.00 (at or above Initial Price) COF: $110.00 (at or above Initial Price) MS: $110.00 (at or above Initial Price)	$1,782.50 (Payment upon an Automatic Call)

Total Payment: $1,782.50 (78.25% return)

Because the Final Price of each Underlying is at or above its Initial Price, the Notes are called. HSBC will pay you on the applicable Call Payment Date a total of $1,782.50 per $1,000 Note, reflecting your Principal Amount plus the Call Premium of $782.50. The total return on the Notes would be 78.25%. No further amount will be owed to you under the Notes.

Example 3 — The Notes are NOT called on any of the Observation Dates and the Final Price of the Least Performing Underlying is greater than or equal to its Trigger Price

Dates	Official Closing Price/Final Price	Payment (per Note)
First Observation Date	CRM: $90.00 (below Initial Price) FB: $100.00 (at or above Initial Price) COF: $100.00 (at or above Initial Price) MS: $100.00 (at or above Initial Price)	N/A
Second Observation Date to Fourth Observation Date	At least one Underlying below Initial Price	N/A
Averaging Dates	CRM: $85.00 (at or above Trigger Price; below Initial Price) FB: $110.00 (at or above Trigger Price) COF: $110.00 (at or above Trigger Price) MS: $110.00 (at or above Trigger Price)	$1,782.50 (Payment at Maturity)

Total Payment: $1,782.50 (78.25% return)

Since the Notes are not called and the Final Price of the Least Performing Underlying is above its Trigger Price, HSBC will pay you a total of $1,782.50 at maturity per $1,000 Note, reflecting your Principal Amount plus the Call Premium of $782.50. The total return on the Notes would be 78.25%.

Example 4 — The Notes are NOT called on any of the Observation Dates and the Final Price of the Least Performing Underlying is below its Trigger Price

Dates	Official Closing Price/Final Price	Payment (per Note)
First Observation Date	CRM: $90.00 (below Initial Price) FB: $100.00 (at or above Initial Price) COF: $100.00 (at or above Initial Price) MS: $100.00 (at or above Initial Price)	N/A
Second Observation Date to Fourth Observation Date	At least one Underlying below Initial Price	N/A
Averaging Dates	CRM: $40.00 (below Trigger Price) FB: $110.00 (at or above Initial Price) COF: $110.00 (at or above Initial Price) MS: $110.00 (at or above Initial Price)	$1,000 × (1 + Reference Return of the Least Performing Underlying) =$1,000 × (1 + -60.00%) =$1,000 - 60.00% =$400.00 (Payment at Maturity)

Total Payment $400.00 (-60.00% return)

Since the Notes are not called and the Final Price of the Least Performing Underlying is below its Trigger Price, HSBC will pay you a total of $400.00 at maturity per $1,000 Note. The total loss on the Notes would be 60.00%.

9

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy any of the Underlyings. All disclosures contained in this free writing prospectus regarding the Underlyings are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about any Underlying that is contained in this free writing prospectus. You should make your own investigation into the Underlyings.

Description of Salesforce.com, inc.

Salesforce is a global leader in customer relationship management ("CRM") technology that brings companies and their customers together. Information filed by CRM with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") can be located by reference to its SEC file number: 001-32224 or its CIK Code: 0001108524.

Historical Performance of CRM

The following graph sets forth the historical performance of CRM based on the daily historical closing prices from June 30, 2011 through June 30, 2021. We obtained the closing prices below from Bloomberg Professional® service ("Bloomberg"). We have not independently investigated the accuracy or completeness of the information obtained from Bloomberg.

The historical prices of CRM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Prices on the Averaging Dates. We cannot give you assurance that the performance of CRM will result in the return of any of your initial investment.

Historical Performance of CRM



Source: Bloomberg

Description of Facebook, Inc.

Facebook builds useful and engaging products that enable people to connect and share with friends and family through mobile devices, personal computers, virtual reality headsets, and in-home devices. Information filed by FB with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35551or its CIK Code: 0001326801.

Historical Performance of FB

The following graph sets forth the historical performance of FB based on its daily historical closing prices from June 30, 2011 through June 30, 2021. We obtained the closing prices below from Bloomberg. We have not independently investigated the accuracy or completeness of the information obtained from Bloomberg.

The historical prices of FB should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Prices on the Averaging Dates. We cannot give you assurance that the performance of FB will result in the return of any of your initial investment.



Source: Bloomberg

Description of Capital One Financial Corporation

Capital One Financial Corporation, a Delaware corporation established in 1994 and headquartered in McLean, Virginia, is a diversified financial services holding company with banking and non-banking subsidiaries. Information filed by COF with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-13300 or its CIK Code: 0000927628.

Historical Performance of COF

The following graph sets forth the historical performance of COF based on its daily historical closing prices from June 30, 2011 through June 30, 2021. We obtained the closing prices below from Bloomberg. We have not independently investigated the accuracy or completeness of the information obtained from Bloomberg.

The historical prices of COF should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Prices on the Averaging Dates. We cannot give you assurance that the performance of COF will result in the return of any of your initial investment.



Historical Performance of COF

Source: Bloomberg

Description of Morgan Stanley

Morgan Stanley is a global financial services firm that, through their subsidiaries and affiliates, advises, and originates, trades, manages and distributes capital for, governments, institutions and individuals. Information filed by MS with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") can be located by reference to its SEC file number: 001-11758 or its CIK Code: 0000895421.

Historical Performance of MS

The following graph sets forth the historical performance of MS based on the daily historical closing prices from June 30, 2011 through June 30, 2021. We obtained the closing prices below from Bloomberg Professional® service ("Bloomberg"). We have not independently investigated the accuracy or completeness of the information obtained from Bloomberg.

The historical prices of MS should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Prices on the Averaging Dates. We cannot give you assurance that the performance of MS will result in the return of any of your initial investment.

Historical Performance of MS



Source: Bloomberg

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the five trading days preceding the date of acceleration will be used as the Averaging Dates for purposes of determining the accelerated Reference Return (including the Final Price). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Value will be made on such date, irrespective of the existence of a market disruption event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $7.50 per $1,000 Principal Amount. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $992.50 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth above, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

Tax Considerations

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Underlyings. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any Reference Asset Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If a Reference Asset Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Asset Issuers and consult your tax advisor regarding the possible consequences to you if a Reference Asset Issuer is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.